1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
Taiwan Semiconductor Manufacturing
Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:           .)

TSMC Announces Four Candidates for Independent Director
Former Texas Instruments Chairman Thomas Engibous to join Board following departure of Dr. Lester Thurow
Hsinchu, Taiwan, R.O.C., April 17, 2009 —TSMC held a special meeting of the Board of Directors today and approved four candidates for Independent Director, including three current Directors Sir Peter Leahy Bonfield, Mr. Stan Shih, and Ms. Carly Fiorina, as well as former Texas Instruments Chairman Thomas J. Engibous. These four candidates for Independent Director will stand for election at TSMC’s Annual General Meeting on June 10, 2009.
“A sound and effective Board of Directors is the basis of good corporate governance,” said TSMC Chairman Dr. Morris Chang. “Over the years, each independent director has contributed their valuable experience and professional knowledge to offer guidance and monitor the company’s operations. They have continued to strengthen our corporate governance. We welcome the addition of Thomas Engibous, and are confident that with his extensive experience in leading a world-class semiconductor company, he will be a valuable addition to the Board. At the same time, we are deeply grateful to Dr. Thurow’s contributions to the Board since joining us as an independent director in April 2002.
Mr. Engibous earned his Masters’ Degree in Electrical Engineering from Purdue University in 1976, joined Texas Instruments in the same year, and served there until retirement in 2008.
During his 32-year career at TI, his duties included Executive Vice President and President of the company’s Semiconductor Group from 1993 to 1996, President and CEO from 1996 to 1998, and Chairman, President and CEO from 1998 to 2004. From 2004 to 2008 he focused on his position as Chairman of TI. Mr. Engibous currently serves as Lead Director of J.C. Penney Company Inc., Trustee of the Southwestern Medical Foundation, and a member of the Business Council.
Attachment: TSMC Independent Director Candidates

Title	Name	Education & Experience
Independent Director	Sir Peter Leahy Bonfield	• Engineering, Loughborough University of Technology, UK • CEO and Chairman of the Executive Committee, British Telecommunications Plc • Vice President of the British Quality Foundation

Title	Name	Education & Experience
Independent Director	Stan Shih	• Master of Science in Electronic Engineering, National Chiao Tung University • Founder/Chairman/CEO, The Acer Group • Chairman, iD SoftCapital Group
Independent Director	Carleton “Carly” Fiorina	• Master of Science in Business, Sloan School of Management, MIT, USA • Chairman and CEO, Hewlett-Packard Company • Chairman and CEO, Carly Fiorina Enterprises
Independent Director	Thomas J. Engibous	• Master of Science in Electronic Engineering, Purdue University, USA • Chairman, President and CEO, Texas Instruments
# # #

TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department Tel: 886-3-505-5028 Mobile: 886-928-882-607 E-Mail: jhtzeng@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 ext.7126216 Mobile: 886-926-026-632 E-Mail: pdkramer@tsmc.com	Dana Tsai Senior Administrator PR Department Tel: 886-3-563-6688 ext.7125036 Mobile: 886-920-483-591 E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 17, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer